333-07488

02050308

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of August 2002

IMPRESS HOLDINGS B.V.
(Translation of Registrant's Name Into English)

World Trade Center, Tower C 8th Floor
Schiphol Boulevard 221
Luchthaven Schiphol
NL-1118 BH
The Netherlands

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X___

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-___)

PART 1- FINANCIAL INFORMATION

IMPRESS HOLDINGS B.V.
CONDENSED CONSOLIDATED BALANCE SHEET
(€ millions)
(Unaudited)

	Notes	June 30, 2002	December 31, 2001
ASSETS			
Current assets:			
Cash and cash equivalents		54.3	41.2
Accounts receivable, net		229.0	186.5
Inventories	4	257.4	227.7
Prepaid expenses and other current assets		49.1	68.0
Total current assets		589.8	523.4
Goodwill and other intangibles, net		232.5	240.9
Property, plant and equipment, net		472.4	487.7
Other non-current assets		71.3	76.0
		1,366.0	1,328.0
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short term debt	5	45.8	2.4
Current portion of long term debt	5	45.7	27.1
Accounts payable		238.0	216.6
Rationalisation provision	3	8.0	16.3
Other current liabilities		126.7	116.9
Total current liabilities		464.2	379.3
Long term debt	5	479.6	531.1
Other liabilities		122.2	119.9
Rationalisation provision	3	5.8	5.9
Deferred income taxes		42.9	50.0
Minority interests		4.8	4.2
Redeemable special preference shares, par value Euro 0.45 per share 64 shares authorized; 60 shares issued and outstanding		60.5	57.8
Shareholders' equity:			
Cumulative preference shares, par value Euro 45 per share, 550,000 shares authorized; 500,014 shares issued and outstanding during the period		22.6	22.6
Priority shares, par value Euro 0.45 per share, 95 shares authorized: 95 shares issued and outstanding during the period		-	-
Ordinary shares, par value Euro 45 per share, 3,621,000 shares authorized: 3,433,737 shares issued and outstanding during the period:		154.6	154.6
Other shareholders' equity		8.8	2.6
Total shareholders' equity		186.0	179.8
		1,366.0	1,328.0

The accompanying notes are an integral part of these condensed financial statements.

IMPRESS HOLDINGS B.V.
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(€ millions)
(Unaudited)

	Notes	Six Months to June 30, 2002	Six Months to June 30, 2001
Sales		651.8	649.1
Other revenues		2.4	8.8
Net sales		**654.2**	**657.9**
Cost of products sold		(556.1)	(561.2)
Selling and administration expenses		(30.2)	(29.7)
Depreciation and amortisation		(26.7)	(29.9)
Research and development expenses		(3.3)	(4.8)
Rationalisation & other charges	3	(5.5)	(0.2)
Other costs and operating income and expenses		0.7	(0.4)
Income from operations		**33.1**	**31.7**
Net interest and other financial charges		(22.5)	(32.3)
Income / (loss) before income taxes		**10.6**	**(0.6)**
Taxes on income		(3.5)	0.3
Income / (loss) after income taxes		**7.1**	**(0.3)**
Minority interests		(0.2)	(0.1)
Net Income / (loss)		**6.9**	**(0.4)**

	Notes	Quarter ended June 30, 2002	Quarter ended June 30, 2001
Sales		332.8	322.6
Other revenues		1.7	2.4
Net sales		**334.5**	**325.0**
Cost of products sold		(279.9)	(277.1)
Selling and administration expenses		(16.2)	(15.0)
Depreciation and amortisation		(13.3)	(15.2)
Research and development expenses		(1.7)	(2.7)
Rationalisation & other charges	3	(2.0)	(0.2)
Other costs and operating expenses		1.0	0.6
Income from operations		**22.4**	**15.4**
Net interest and other financial charges		(9.6)	(16.9)
Income / (loss) income before income taxes		**12.8**	**(1.5)**
Taxes on income		(3.9)	0.7
Income / (loss) after income taxes		**8.9**	**(0.8)**
Minority interests		(0.3)	(0.1)
Net income / (loss)		**8.6**	**(0.9)**

The accompanying notes are an integral part of these condensed financial statements.

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY
(€ millions)
(Unaudited)

	Ordinary shares Par value	Priority shares Par value	Cumulative preference shares Par value	Additional paid in capital	Retained earnings	Accumulated other comprehensive income	Comprehensive income	Total
Balance at January 1, 2000	22.8	-	22.8	50.3	3.7	(0.6)		99.0
Issuance of shares	133.1	-	-	16.7	-	-		149.8
Comprehensive income / (loss)								
Net (loss)	-	-	-	-	(34.0)	-	(34.6)	(34.6)
Other comprehensive income / (loss)								
Cumulative translation adjustment	-	-	-	-	-	(0.6)	(0.6)	(0.6)
Total other comprehensive income / (loss)						(0.6)	(0.6)	
Total comprehensive income / (loss)							(35.2)	
Treasury stock	-	-	-	-	(0.1)	-		(0.1)
Redemption discount and accretion of redeemable special preference shares	-	-	-	-	(5.9)	-		(5.9)
Balance at December 31, 2000	155.9	-	22.8	57.0	(36.9)	(1.2)		207.0
Amendment of share nominal values	(1.3)	-	(0.2)	1.5	-			-
Comprehensive income / (loss)								
Net (loss)	-	-	-	-	(21.0)		(21.0)	(21.0)
Other comprehensive income / (loss)								
Cumulative effect of change in accounting principles for derivatives and hedging activities, net of tax	-	-	-	-	-	(7.2)	(7.2)	(7.2)
Changes in fair value of cash flow hedges	-	-	-	-	-	(2.4)	(2.4)	(2.4)
Cumulative translation adjustment	-	-	-	-	-	7.1	7.1	7.1
Total other comprehensive income / (loss)						(2.5)	(2.5)	
Total comprehensive income / (loss)							(23.5)	
Redemption discount and accretion of redeemable special preference shares	-	-	-	-	(4.3)	-		(4.3)
Balance at December 31, 2001	154.6	-	22.6	68.5	(62.2)	(2.7)		179.8
Comprehensive income / (loss)								
Net income	-	-	-	-	6.9		6.9	6.9
Other comprehensive income / (loss)								
Changes in fair value of cash flow hedges	-	-	-	-	-	3.2	3.2	3.2
Cumulative translation adjustment	-	-	-	-	-	(1.2)	(1.2)	(1.2)
Total other comprehensive income / (loss)						2.0	2.0	
Total comprehensive income / (loss)							8.9	
Redemption discount and accretion of redeemable special preference shares	-	-	-	-	(2.7)	-		(2.7)
Balance at June 30, 2002	154.6	-	22.6	68.5	(58.0)	(1.7)		156.0

The accompanying notes are an integral part of these condensed financial statements.

IMPRESS HOLDINGS B.V.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2002
(In € millions)
(Unaudited)

	Six Months to June 30, 2002	Six Months to June 30, 2001
Cash flows from operating activities		
Net income / (loss)	6.9	(0.4)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:		
Depreciation and amortisation	26.7	29.9
Amortisation of deferred costs	1.6	1.1
Increase / (decrease) in deferred taxes	(3.1)	(2.5)
Other non-cash movements	7.9	2.8
Changes in working capital		
(Increase) / decrease in trade receivables	(46.4)	(54.0)
(Increase) / decrease in inventories	(35.2)	(16.1)
Increase / (decrease) in trade payables	23.2	27.0
Increase / (decrease) in accrued liabilities	(9.7)	4.9
Increase / (decrease) in interest and income taxes payable	11.7	(9.9)
Net change in other assets and liabilities	20.0	(8.5)
Net cash flows provided by / (used in) operating activities	**3.6**	**(25.7)**
Cash flows from investing activities:		
Capital expenditures	(20.5)	(15.7)
Net cash (used in) investing activities	(20.5)	(15.7)
Cash flows from financing activities:		
Proceeds from long-term debt	-	-
Payments of long-term debt	(11.0)	(15.6)
Net change in short-term debt	43.3	42.4
Principal payments under capital lease obligations	(1.3)	(1.3)
Net cash provided by financing activities	31.0	25.5
Effect of exchange rate on cash and cash equivalents	(1.0)	1.7
Net change in cash and cash equivalents	13.1	(14.2)
Cash and cash equivalents at beginning of period	41.2	51.2
Cash and cash equivalents at end of period	54.3	37.0
Cash paid for interest	14.3	22.3
Cash (received) / paid for income tax	(1.6)	4.9
Cash paid for rationalisation	13.3	11.7

The accompanying notes are an integral part of these condensed financial statements.

IMPRESS HOLDINGS B.V.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE QUARTER ENDED JUNE 30, 2002
(In € millions)
(Unaudited)

	Quarter ended June 30, 2002	Quarter ended June 30, 2001
Cash flows from operating activities		
Net income / (loss)	8.6	(0.9)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:		
Depreciation and amortization	13.3	15.2
Amortisation of deferred costs	0.8	0.6
Increase / (decrease) in deferred taxes	(4.9)	1.5
Other non-cash movements	1.2	(0.8)
Changes in working capital		
(Increase) / decrease in trade receivables	(7.9)	(28.1)
(Increase) / decrease in inventories	(4.2)	(13.0)
Increase / (decrease) in trade payables	7.1	47.9
Increase / (decrease) in accrued liabilities	(11.0)	(3.0)
Increase / (decrease) in interest and income taxes payable	3.6	(18.5)
Net change in other assets and liabilities	9.4	(19.3)
Net cash flows provided by / (used in) operating activities	16.0	(18.4)
Cash flows from investing activities:		
Capital expenditures	(12.2)	(6.7)
Net cash (used in) investing activities	(12.2)	(6.7)
Cash flows from financing activities:		
Proceeds from long-term debt	-	-
Payments of long-term debt	(11.0)	(15.6)
Net change in short-term debt	22.4	12.5
Principal payments under capital lease obligations	(0.6)	(0.6)
Net cash provided by financing activities	10.8	(3.7)
Effect of exchange rate on cash and cash equivalents	(1.2)	0.8
Net change in cash and cash equivalents	13.4	(28.0)
Cash and cash equivalents at beginning of period	40.9	65.0
Cash and cash equivalents at end of period	54.3	37.0
Cash paid for interest	14.2	21.2
Cash paid for income tax	1.5	3.8
Cash paid for rationalisation	8.1	3.8

The accompanying notes are an integral part of these condensed financial statements.

IMPRESS HOLDINGS B.V.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(€ millions)
(Unaudited)

1. Basis of presentation

The accompanying unaudited Condensed Consolidated Financial Statements of Impress Holdings B.V. ("Impress", "the Group" or "the Company") have been prepared substantially in accordance with Rule 10-01 of Regulation S-X and, therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These financial statements should be read in conjunction with the consolidated 2001 financial statements included in the Company's filing on Form 20-F. In the opinion of the Company, the accompanying financial statements contain all adjustments (which are of a normal recurring nature) necessary to present fairly the financial position of Impress as at June 30, 2002, and the results of operations and the statement of cash flows for the periods from January 1 to June 30, 2002 and April 1 to June 30, 2002.

2. Nature of operations

Impress Holdings B.V. was incorporated on May 4, 1997 as Impress Metal Packaging Holdings B.V. to be the holding company for the metal packaging businesses it acquired from Pechiney International ("Pechiney") and Schmalbach-Lubeca AG ('Schmalbach-Lubeca") (together "the Vendors") on May 28, 1997 ("the 1997 Acquisition"). The Vendors retained an equity interest in the Company.

Subsidiaries were formed or acquired prior to the closing of the 1997 Acquisition in Germany, France, the Netherlands, the United Kingdom and Italy in order to purchase directly from Pechiney and Schmalbach-Lubeca, or their respective subsidiaries, the metal packaging operations located in certain countries of Europe and Japan.

Operations commenced following the acquisition of these businesses and consist primarily of the production, distribution and sale of steel and aluminium containers for a variety of food and non-food packaging in Western Europe with some operations in Eastern Europe and Japan. Acquisitions made in 2000 consolidated Impress' presence in France and expanded the Company's operations in Eastern Europe as well as adding significant operations in the United States through the purchase of the H.J. Heinz Company ("Heinz") can making assets.

The Company changed its name to Impress Holdings B.V. with effect from December 31, 2001.

3. Rationalisation

The completion of the initial rationalisation plan following the 1997 Acquisition provided the base upon which further cost saving opportunities could be realised. This further rationalisation process takes into account a business climate and pricing levels that have very significantly changed since the 1997 Acquisition.

As well as reducing the handicap of specific high cost environments, the rationalisation of the business, supported by appropriate capital expenditures, is intended to focus capital intensive and technical processes over a reduced number of sites, optimise logistics and handling systems, and re-position the business on more profitable customers and products. The further rationalisations undertaken in this direction during the year ended December 31, 2001 and the first half of 2002 were as follows:

The Netherlands and Germany
During 2001, two rationalisation initiatives were launched. The first related to a headcount reduction program in certain Dutch plants involving approximately 25 positions. A provision of € 0.9 million was established in this regard and the Company estimates that this has generated cost savings of approximately € 1.0 million per annum.

The second initiative related to the Decorative and Protective Finishes ("DPF") business in Germany and involved a headcount reduction of 27 permanent positions and elimination of temporary staff. A provision of € 4.1 million was established primarily for this initiative. The Company estimates that this has generated cost savings of approximately € 2.9 million per annum. These charges were in part offset by the release of unutilized provisions relating to the closure of the SIA trading company in 1999.

Impress USA
On March 15, 2001 Heinz announced the restructuring of its StarKist canned tuna and petfood businesses in the United States. This resulted in the closure of two Heinz facilities served by Impress can plants acquired from Heinz in August 2000. For Impress this primarily meant switching capacity to other Impress plants that serve Heinz. During the second quarter of 2001 the Company rationalised its operations at the Terminal Island and Puerto Rico plants, leading to a head count reduction of over 200. Under the terms of the 10-year Supply Agreement with Heinz, all severance and other cash exit costs were recoverable from Heinz and no net income statement charge was therefore taken in this regard. The negotiation of recoveries, which covered both these costs and other expenses that would not meet the criteria for classification as rationalisation costs, was concluded through a final settlement reached with Heinz in December 2001.

Rhymney, United Kingdom
On December 5, 2001, following a consultation process with local employee representatives and other interested parties, the Company announced its intention to close the Rhymney plant, with approximately 145 redundancies. The Company expects this to generate cost savings of approximately € 2.4 million per annum, as well as allowing the value of the site to be realised and avoiding substantial rationalisation costs in other units. A charge of € 12.4 million was recognised in the fourth quarter of 2001 covering severance pay and benefits (€ 8.0 million), other exit costs (€ 0.5 million) and asset write downs (€ 3.9 million). Production ceased in April 2002 and most of the redundancies have now been implemented as planned.

Grantham, United Kingdom
On January 5, 2002 the Company announced a planned re-sizing of its facility at Grantham in the United Kingdom following a major customer's conversion to the DWI can technology, which Grantham is not equipped to supply, and the resulting loss of business significant to this plant. Consultations with employee representatives were concluded during the first quarter of 2002 and the initiative's implementation is now completed. Around 70 staff remain employed at Grantham. The Company charged € 1.6 million in the year ended December 31, 2001 for asset write downs and charged € 1.7 million in the first quarter of 2002 primarily with regard to severance costs for the 42 redundancies involved. The Company expects these cost savings to offset the impact of lower volumes on plant profitability.

Lucca, Italy
On January 9, 2002 the Company announced its intention to close its plant at Lucca, Italy. Consultation with local employee representatives has been completed and the plant closed in the first quarter of 2002, resulting in 29 redundancies. The Company charged € 0.9 million in the year ended December 31, 2001 for asset write downs and charged € 1.2 million in the first quarter of 2002 for severance costs and other exit costs. The Company expects these actions to generate cost savings of approximately € 1.2 million per annum.

Ludres, France
In February 2002 the Company opened discussions with local employee representatives concerning its intention to re-organise its activities at Ludres, France. This consultation with local employee representatives has been completed during the second quarter. The Company charged € 1.5 million in the second quarter of 2002 for severance costs and other exit costs. The reorganisation will result in a headcount reduction of around 26 across the second and third quarters of 2002. The Company expects these actions to generate cost savings of approximately € 1.2 million per annum.

In addition, in the second quarter of 2002 the Company has charged € 0.1 million with regard to severance costs for sales staff in its Japanese operation and € 0.2 million for severance costs for 66 redundancies and other exit costs at its plant at Znojmo, Czech Republic following a transfer of end production to the Company's plant at Skrivany, also in the Czech Republic.

The Company's management invests significant effort in ensuring full and fair consultation with employee representatives and other interested parties and in seeking to mitigate the employment effects of its rationalization initiatives. To date, the implementation of the rationalization actions discussed above has been achieved without significant social disruption.

The components of the rationalisation provisions, which represent the Company's best estimates of the rationalisation plans' costs, are as follows:

	Employee costs € millions	Write down of assets € millions	Lease termination and other closure costs € millions	Total € millions
Balance at January 1, 2000	20.9	-	5.4	26.3
Cash utilisation in the year ended December 31, 2000	(16.9)	-	(1.9)	(18.8)
Reclassification	0.7	1.0	(1.0)	0.7
Reversed against goodwill	(0.7)	-	-	(0.7)
Allocated to goodwill	1.9	-	0.3	2.2
Charged to income	17.1	4.3	2.2	23.6
Transfer against assets	-	(5.3)	-	(5.3)
Currency translation effect	(0.1)	-	-	(0.1)
Balance at December 31, 2000	22.8	-	5.0	27.8
Cash utilisation in the year ended December 31, 2001	(16.3)	-	(0.9)	(17.2)
Reclassification	0.3	-	(1.6)	(1.3)
Allocated to goodwill	0.4	-	-	0.4
Charged to income	12.8	11.9	(0.5)	24.2
Transfer against assets	-	(11.9)	-	(11.9)
Currency translation effect	0.2	-	-	0.2
Balance at December 31, 2001	20.2	-	2.0	22.2
Cash utilisation in the period ended June 30, 2002	(12.8)	-	(0.5)	(13.3)
Reclassification	(0.3)	-	(0.1)	(0.4)
Charged to income	5.3	-	0.2	5.5
Currency translation effect	(0.2)	-	-	(0.2)
Balance at June 30, 2002	12.2	-	1.6	13.8

4. Inventories

Inventories at June 30, 2002 comprised the following:

	June 30, 2002 € millions	December 31, 2001 € millions
Finished goods	117.5	94.8
Work in progress	58.5	46.9
Raw materials	61.6	64.3
Supplies and spare parts	19.8	21.7
	257.4	227.7

5. Borrowings

Short term borrowings at June 30, 2002 comprised the following:

	June 30, 2002 € millions	December 31, 2001 € millions
Revolving credit facility	45.0	-
Bank and other short term borrowings	0.8	2.4
Short term debt	45.8	2.4

Long term borrowings at June 30, 2002 comprised the following:

	June 30, 2002 € millions	December 31, 2001 € millions
Capital lease obligations	9.8	11.1
Senior term loans	372.6	406.0
Other term loans	0.2	0.3
Senior subordinated notes	102.3	102.3
Long term borrowings before shareholder loan	484.9	519.7
Junior subordinated note	40.4	38.5
Total long term borrowings	525.3	558.2
Current portion of long term debt	(45.7)	(27.1)
Long term debt	479.6	531.1

The movement on the senior term loans balance between December 31, 2001 and June 30, 2002 reflects the net €22.4 million impact of the re-translation of foreign currency loan balances at period end rates and a repayment of €11.0 million (including a € 4.9 million mandatory repayment).

Senior term loans
As a consequence of the 1997 Acquisition, the Company and certain of its subsidiaries entered into credit agreements ("the 1997 Credit Agreement") with the Company's principal banks. These facilities were re-financed twice during 2000. The second re-financing was entered into on August 7, 2000 when the Company entered into the Second Restatement and Amendment Agreement in connection with the acquisition of the Heinz can-making operations in the United States.

This re-financing became effective on August 14, 2000 following the completion of this transaction. Under the terms of this Second Restatement and Amendment Agreement (the 'August 14, 2000 Credit Agreement') the following credit facilities totalling € 573.9 million became available:

(a) A five-year amortizing term loan of € 203.3 million. Repayments are due on June 30 and December 31 annually starting with December 31, 2000. Final repayment is due on June 30, 2005. The loans are to be charged interest at the local base rates in each country of draw down plus a margin of 2.25% or 2.35%. The loan was fully drawn down upon entering the facility. Current interest rates paid are between 5.8% and 6.6% for Euro and GBP borrowings and 2.3% for JPY borrowings.
(b) A € 73.9 million term loan due in two payments of € 40.0 million on December 31, 2005 and € 33.9 million on June 30, 2006. The loans are to be charged interest at the local base rates in each country of draw down plus a margin of 3.00%. Current interest rates paid are between 6.2% and 7.1%. Following a mandatory repayment in June 2002 (see below) the two payments due are now € 39.4 million and € 32.4 million respectively.

(c) A USD 150 million (taken as € 166.7 million equivalent at draw down) six and a half year amortizing term loan. Repayments are due on June 30 and December 31 annually starting June 30, 2001. Final payment is due on December 31, 2006. Interest is charged at base rates plus a margin of 3.25%. The loan was fully drawn down upon entering the facility. The current interest rate paid is 5.2%.

(d) A € 50 million term capital expenditure facility. This facility has since been cancelled at the Company's request - see "Changes to the August 14, 2000 Credit Agreement during 2001" below.

(e) A € 80.0 million revolving credit facility, of which € 45.0 million was drawn as at June 30, 2002 and a further € 2.3 million of capacity used for guarantees. The loans are charged interest at the local base rates in each country of draw down plus a margin of 2.25%. The facility has no scheduled reduction in availability prior to the facility's maturity on June 30, 2006.

The August 14, 2000 Credit Agreement provides for certain limitations governing advances under, and in certain circumstances, the mandatory prepayment of, outstanding amounts under the various facilities. All amounts outstanding under any of the facilities are due upon the public sale or listing of the stock of the Company or its subsidiaries. Indebtedness under the August 14, 2000 Credit Agreement may be voluntarily prepaid without premium or penalty.

In addition, the August 14, 2000 Credit Agreement also contains certain financial covenants (see also "Changes to the August 14, 2000 Credit Agreement during 2001" below), general covenants which restrict the incurrence of debt and liens, the payment of dividends, the incurrence of subordinated debt, the disposition of assets, the incurrence of capital expenditures and certain other activities and transactions.

The security given by the Company for obligations under the August 14, 2000 Credit Agreement consists of a pledge of substantially all the shares of the Company's direct and indirect subsidiaries and a security interest on certain of the assets of the Company's subsidiaries.

Senior Subordinated Notes

In connection with the 1997 Acquisition, in addition to the facilities provided by the banks, the Company issued € 102.3 million (DM 200.0 million) of Senior Subordinated Notes (the "Senior Notes"). The Senior Notes are unsecured obligations of the Company and mature on May 29, 2007 or earlier upon the occurrence of an event of default as therein defined. The holders of the Senior Notes may, in certain circumstances, require the Company to redeem the Senior Notes. The Senior Notes bear interest at a rate of 9.875% per annum. Interest is payable semi-annually on May 29 and November 29 of each year.

Junior Subordinated Note

In connection with the 1997 Acquisition, the Company issued a € 35.8 million (DM 70.0 million) Junior Subordinated Note (the "Note") with a term of ten years to one of the Vendors (also a shareholder). Interest on the Note accrues on a cumulative basis at a rate of 6% per annum and is added to the principal of the Note. The Note is to be repaid in one instalment upon the occurrence of a public listing of the Company's shares, a sale or winding-up of the Company or upon the occurrence of certain other events. The Company is also obligated to make certain payments in respect of the Special Preference Shares to the extent that payments are made on the Note.

The Note is an unsecured obligation of the Company and is subordinated in right of payment to the Senior Notes. The Company believes the effective cost of the Note is 9.875%, being the market rate of similar debt at the date the Note was issued. Accordingly, the Note is accounted for on a net present value basis, using a discount rate of 9.875%.

Changes to the August 14, 2000 Credit Agreement during 2001

The August 14, 2000 Credit Agreement has been revised twice during 2001; firstly on August 14, 2001 when an Amendment and Waiver Letter was concluded with the Company's lenders and secondly on November 30, 2001 when an Amendment and Consent Letter was received from the Company's lenders.

The August 14, 2000 Credit Agreement contains certain financial covenants that impose certain minimum financial tests and ratios for the Company to meet. The August 14, 2000 Credit Agreement originally provided for the thresholds to step up progressively during 2001, 2002 and 2003 from the levels applied as at December 31, 2000. The thresholds applying at December 31, 2003 were then to remain constant until the maturity of the facilities.

As of June 30, 2001, the Company would not have been in compliance with the "Consolidated EBITDA to Consolidated Net Interest Payable" and "Consolidated Net Borrowings to Consolidated EBITDA" financial covenants under the August 14, 2000 Credit Agreement (terms as defined in that agreement). The Company would have complied with the ratios applying as at December 31, 2000.

The Company therefore entered into an agreement with its principal banks, approved by the required majority of lending institutions, subject to approval of an updated business plan (see below). Under this agreement, set out in the Amendment and Waiver Letter, the lenders waived the breach of covenants as at June 30, 2001 and agreed that the further increase in thresholds for the ratios involved would be postponed.

The effect of the amendments agreed with the banks was to defer the increase in the two covenant ratios involved by three quarters. In addition, the Company requested that the banks cancel the € 50 million capital expenditure facility available under the August 14, 2000 Credit Agreement as such a facility was no longer required.

Under the Amendment and Waiver Letter agreement, the Company was required to prepare an updated business plan to be provided to the banks by September 30, 2001 which was then subject to review by an independent accounting firm and approval by the Company's banks. These steps culminated in a presentation to the banks on October 29, 2001.

As a result of this process, certain specific covenant hurdles were further adjusted to be consistent with the business plan and to match the seasonal profile of the Company's business. In addition, the Company requested and was granted a number of technical changes to the August 14, 2000 Credit Agreement and its definitions both to facilitate a proposed receivables securitisation program and to allow for the impact of changes in accounting standards rules on certain covenant definitions. The business plan and these changes were approved by the lenders and were set out in the Amendment and Consent Letter of November 30, 2001.

Mandatory repayment

Under the terms of the August 14, 2000 Credit Agreement the Company was required to make a € 4.9 million mandatory repayment of its senior term loan borrowings in June 2002. This repayment obligation arose out of the receipt of insurance proceeds following fire damage at an idle facility. Following the terms of the August 14, 2000 Credit Agreement, the mandatory repayment has been applied pro rata against all future repayment instalments in adjusting the maturity profile of the Company's senior term loan borrowings for this mandatory repayment.

Interest rate hedging arrangements

Under the 1997 Credit Agreement entered into at the time of the 1997 Acquisition, the Company entered into interest rate hedging arrangements for the purposes of reducing its exposure to adverse fluctuations in interest rates. The hedging arrangements covered the majority of the Company's borrowings under the 1997 Credit Agreement up to the second quarter of 2002.

As a consequence of the re-financing of the Company's senior term loans in 2000 the Company re-evaluated its interest rate hedging arrangements and entered into additional hedging arrangements to (1) hedge the interest rate risk on borrowings under the August 14, 2000 Credit Agreement denominated in U.S. dollars and Japanese Yen, (2) bring the interest rate hedging coverage of Euro and GBP senior term borrowings to a minimum of 75% of the outstanding debt (adjusting for scheduled repayments) as required under the August 14, 2000 Credit Agreement and (3) to put in place hedging arrangements for the period beyond the expiry of existing hedging arrangements in 2002.

The interest rate hedging instruments outstanding as at June 30, 2002 are as follows:

Type	Currency	Inception / maturity	Nature	Average * € million	June 30, 2002 € million
Cap & floor - 8.0%, 5.2%	GBP	October 2000 / December 2005	Accreting, then amortising	20.7	42.2
Cap & floor - 9.0%, 5.56%	USD	October 2000 / December 2005	Amortising	125.2	111.1
Interest rate swap Pay 1.053% fixed	JPY	October 2000 / December 2005	Amortising	12.2	11.8
Interest rate swap Pay 5.54% fixed	Euro	January 2001 / December 2005	Accreting, then amortising	77.0	120.9

* at exchange rates at October 2000

In addition, the following instrument was entered into during 2000 with effect after June 30, 2002:

Type	Currency	Inception / maturity	Nature	Average * € million	June 30, 2002 € million
Cap & floor - 7.25%, 5.8%	GBP	June 2003 / June 2006	Accreting	8.7	Not applicable

* at exchange rates at October 2000

6. Shareholders' equity

Conversion of par values to Euro during 2001

During 2001, the Company amended its articles of association to restate the par value of its ordinary shares, cumulative preference shares and priority shares from NLG 100, NLG 100 and NLG 1 to € 45, € 45 and € 0.45 respectively. The reduction in the par value of shares arising on this conversion of € 1,487,060 has been transferred to a non distributable reserve within the additional paid in capital account.

7. Segmental information

Segmental information for both the quarter and the six months ended June 30, 2002 for the Company's reportable segments (and derived from the Company's internal management accounts as required by FAS 131) are set out below.

The quarter to June 30, 2002 and 2001:

Quarter to June 30, 2002	Food € million	Seafood € million	Decorative & protective finishes € million	United States € million	Specialities € million	Corporate costs € million	Total € million
Revenues from external customers	118.0	58.4	57.9	48.9	53.3	-	334.5
Depreciation and amortisation	(4.1)	(1.3)	(2.1)	(2.2)	(1.6)	(1.8)	(13.3)
Rationalisation & other charges	(1.5)	(0.1)	(0.2)	-	(0.1)	(0.1)	(2.0)
Income from operations	9.4	5.5	5.0	2.9	5.5	(3.8)	22.4

Quarter to June 30, 2001	Food € million	Seafood € million	Decorative & protective finishes € million	United States € million	Specialities € million	Corporate costs € million	Total € million
Revenues from external customers	108.6	59.8	57.7	49.3	49.7	-	325.0
Depreciation and amortisation	(4.8)	(1.4)	(1.0)	(2.3)	(1.4)	(0.2)	(15.2)
Rationalisation	-	(0.3)	-	-	(0.8)	0.7	(0.2)
Income from operations	7.9	4.7	4.1	1.4	3.9	(6.6)	15.4

Six months to June 30, 2002 and 2001:

Six months to June 30, 2002	Food € million	Seafood € million	Decorative & protective finishes € million	United States € million	Specialities € million	Corporate costs € million	Total € million
Revenues from external customers	224.3	112.0	112.8	100.1	103.9	-	654.2
Depreciation and amortisation	(8.5)	(3.1)	(4.0)	(4.6)	(3.3)	(3.2)	(26.7)
Rationalisation & other charges	(4.8)	(0.1)	(0.4)	-	(0.1)	(0.3)	(5.5)
Income from operations	12.0	9.8	8.0	4.1	11.0	(11.0)	33.1

Six months to June 30, 2001	Food € million	Seafood € million	Decorative & protective finishes € million	United States € million	Specialities € million	Corporate costs € million	Total € million
Revenues from external customers	222.5	118.9	118.0	100.6	90.0	-	657.9
Depreciation and amortisation	(10.3)	(3.3)	(4.0)	(4.8)	(3.2)	(4.3)	(29.9)
Rationalisation	-	(0.3)	-	-	(0.6)	0.7	(0.2)
Income from operations	14.4	8.5	9.1	6.0	7.4	(12.7)	31.7

There is no difference between the total income from operations per reportable segment and the consolidated income from operations per the financial statements.

There has been no material change to the basis of segmentation or the basis of measuring segment income from operations compared to the segmental information presented in the Company's consolidated 2001 financial statements included in the Company's 2001 filing on Form 20-F. There has been no material change in the total assets per reportable segment since December 31, 2001.

8. Implementation of new accounting pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 supersedes APB Opinion No. 16, Business Combinations and SFAS No. 142 supersedes APB Opinion No. 17, Intangible Assets.

These standards revised the accounting for business combinations from July 1, 2001 onwards by:

- prohibiting the "pooling-of-interest" method of accounting and requiring the purchase method of accounting to be used on all business combinations initiated after June 30, 2001;
- requiring that separately identifiable intangible assets, other than goodwill, be recorded as assets; these intangible assets must either be amortised over their useful lives or, if they have indefinite useful lives, not amortised and periodically tested for impairment; and
- ceasing all amortisation of goodwill, instead requiring it be tested at least annually for impairment.

In addition, existing goodwill on business combinations completed before July 1, 2001 would no longer be amortised after December 31, 2001 and should be tested for impairment on implementation and on at least an annual basis thereafter.

Effective January 1, 2002, the Company has ceased amortisation of goodwill and indefinite-lived intangibles and will test for impairment of these assets on at least an annual basis. The impact of the elimination of amortisation of goodwill is expected to be € 5.9 million per year. However, it is possible that this effect may be offset over time by impairment charges arising from periodic impairment reviews. The Company has performed the first of its periodic impairment reviews as at January 1, 2002 during the first quarter of 2002 and this has not resulted in an impairment charge being required.

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 superseded SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Assets to be disposed of" and the accounting and reporting provisions of APB Opinion No.30, "Reporting the Results of Operations - Reporting the Effects of Disposals of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions".

SFAS 144 establishes a single accounting model for long-lived assets to be disposed of, based on the SFAS 121 framework. SFAS 144 also addresses implementation issues related to SFAS 121. The Company has implemented the standard with effect from January 1, 2002. Management has assessed the provisions of this standard and does not expect the revisions to the rules for identifying and quantifying asset impairments to have a material impact on the Company's consolidated results of operations and financial position compared to the previous regime.

PART 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion represents management's analysis of the financial condition and results of operations for the period from January 1 to June 30, 2002. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Group's 2001 Annual Report on Form 20-F, along with the Condensed Consolidated Financial Statements and related notes included in and referred to within this report.

Certain information contained herein in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Report, and in the Registration Statement, which are not historical facts (including statements concerning the Group's financial results and condition, and plans and strategy for its business or economic performance and related financing, or assumptions related thereto) are "forward-looking statements" within the meaning of the Federal Securities laws made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act 1995. Such forward-looking statements involve uncertainties and risks, including, but not limited to, factors described in this Report and in other documents published by the Group, including documents filed with the U.S. Securities and Exchange Commission. In addition, the Group and its representatives may from time to time make other oral or written statements which are also "forward-looking statements". These forward-looking statements are based upon management's expectations and beliefs concerning future events impacting the Group. Management cautions that forward-looking statements are not guarantees and that the Group's actual financial results and condition, and plans and strategy for its business and related financing may differ materially from such forward-looking statements.

A portion of the Group's sales are seasonal. In particular, sales to fruit and vegetable customers are linked to harvest times. As such, results of operations for the first and last quarter of each year are generally weaker than other quarters and for this reason, among others, results for the period January 1 to June 30, 2002 are not necessarily indicative of results that will be achieved during the year ending December 31, 2002.

1. Results of operations – Three months

Sales and earnings

Net sales for the Group in the second quarter of 2002 at € 334.5 million were € 9.5 million (3.0%) higher than in the second quarter of 2001 (€ 325.0 million).

Division	Net sales 2002 € million	2001 € million	Change € million	%
Food	118.0	108.5	9.5	9%
Seafood	56.4	59.8	(3.4)	-6%
DPF	57.9	57.7	0.2	0%
Impress USA	48.9	49.3	(0.4)	-1%
Specialities	53.3	49.7	3.6	7%
Total	334.5	325.0	9.5	3%

See Note 7 – "Segmental information" of the Condensed Consolidated Financial Statements included within this on Form 6-K for additional information on the Group's segments.

Food Division net sales increased € 9.5 million to € 118.0 million in the second quarter of 2002, compared to € 108.5 million in the second quarter of 2001. This reflects a more normal start to the fruit and vegetable harvest season compared to the exceptionally poor start in the corresponding period last year, as well as modest improvements in average pricing. These gains more than offset the effects of lower sales in the UK, due to a decision to withdraw from some less profitable pre-materials sales and the loss of a major customer following their conversion to DWI can technology, which Impress does not currently offer.

Seafood Division net sales decreased by € 3.2 million to € 56.4 million in the second quarter of 2002, compared to € 59.8 million in the second quarter of 2001. This decrease reflects two main factors. The first is reduced sales in the Japanese market owing to both weak final demand and the transfer of some filling activities from Japan to other locations. The second factor was reduced sales in Germany compared to the second quarter of 2001, when sales benefited from strong consumer demand for canned seafood, partly as a result of BSE concerns. Sales of the Bowl and Easy Peel products, which have been well accepted by consumers, continued to grow.

DPF Division net sales increased slightly by € 0.2 million to € 57.9 million in the second quarter of 2002, compared to € 57.7 million in the second quarter of 2001. A robust performance in the UK market and a pick up in the German retail market in this quarter have offset the withdrawal from certain low margin business, following a rationalisation of the customer portfolio begun last year. The German construction industry remains depressed. New business initiatives continue.

Impress USA net sales decreased by € 0.4 million to € 48.9 million in the second quarter of 2002 compared to € 49.3 million in the second quarter of 2001. This basically flat sales performance masks a change in the mix of sales between Heinz and other customers. Sales to the latter were slightly down in the second quarter, whereas sales to Heinz were relatively high compared to the same quarter last year, when Heinz was restructuring its canneries. The Division's efforts to develop business with new customers are producing some promising opportunities.

Specialities Division net sales increased by € 3.6 million to € 53.3 million in the second quarter of 2002 compared to € 49.7 million in the second quarter of 2001. This 7% sales increase continues this division's recent history of strong performances, particularly in the growing aerosol can market, where Impress is a recognised service and quality leader. Despite slightly lower volumes this quarter, sales of cans for dried milk and other food powders also remain robust. The Division continues to win new business and also benefits from the growth in sales at leading customers.

Cost of goods sold

Cost of goods sold for the Group increased € 2.8 million in the second quarter of 2002 (1.0%) to € 279.9 million, compared to € 277.1 million in the second quarter of 2001. At 16.3%, the gross margin for the second quarter of 2002 was well above the gross margin of 14.7% in the second quarter of 2001. This was the first time for five quarters that the gross margin exceeded the level of the corresponding prior year quarter. The cross over in the gross margin reflects the benefit of the Group's continuing efficiency and cost reduction programmes, supported by increases in selling prices slightly exceeding this year's rise in metal, wage and other input cost factors.

Selling, general and administrative expenses

Selling, general and administrative expenses for the Group increased by € 1.2 million (8.0%) to € 16.2 million in the second quarter of 2002, compared to € 15.0 million in the second quarter of 2001, representing 4.8% of consolidated net sales (2001: 4.6%). The increase essentially reflects classification changes introduced in the second quarter of 2001 (€ 0.7 million), as well as an increase in SG&A costs in the United States, where management resources have been substantially strengthened compared to 2001 (€ 0.5 million).

Depreciation and amortisation

Depreciation and amortisation for the Group decreased € 1.9 million (12.5%) to € 13.3 million in the second quarter of 2002, compared to € 15.2 million in the second quarter of 2001 primarily due to there being no goodwill amortisation within the 2002 charge - see Note 8 to the Condensed Consolidated Financial Statements - "Implementation of new accounting pronouncements". Depreciation and amortisation of tangible and intangible fixed assets amounted to € 13.3 million (2001: € 13.7 million) and amortisation of goodwill amounted to € Nil (2001: € 1.5 million).

Research and development expenses

Reflecting the Group's continuing investment in new products and processes, research and development expenses were € 1.7 million in the second quarter of 2002 compared to € 2.7 million in the second quarter of 2001. The charge for 2002 is net of costs of € 0.8 million incurred in relation to capital projects and therefore capitalised in the related asset cost. This accounts for the decrease in the income statement charge compared to 2001. Research and development charges represented 0.5% of net sales (2001: 0.8%).

Key areas of R&D activity included expanding the range of easy peel applications for use with new can shapes and products as well as other product developments. The Group has continued to focus on the rationalisation of steel and coatings specifications in support of the Group's cost reduction programs.

Rationalisation and other charges

The rationalisation charge recognised in the second quarter of 2002 of € 2.0 million relates primarily to charges for the reorganisation of the Group's facilities at Ludres, France (€ 1.5 million) and Znojmo in the Czech Republic (€ 0.2 million) as well as rationalisation of the sales team in Japan. There were rationalisation charges of € 0.2 million for the second quarter of 2001.

Other costs and operating income and expenses

The € 1.0 million net gain on this caption in the second quarter of 2002 reflects the net gains on asset disposals, foreign exchange effects on operating items and other costs. Foreign exchange effects include a € 0.5 million benefit arising from discontinued sales cash flow hedging where it is no longer considered probable that the anticipated sales being covered will occur.

The € 0.6 million net gain on this caption in the second quarter of 2001 related to gains realised on the disposal of fixed assets offset partly by foreign currency losses on operating items.

Income from operations

Income from operations before rationalisation charges increased € 8.8 million (56%) to € 24.4 million in the second quarter of 2002 compared to € 15.6 million in the second quarter of 2001, representing 7.3% of net sales (2001: 4.8%).

After rationalisation charges, income from operations increased € 7.0 million to € 22.4 million in the second quarter of 2002, compared to income from operations of € 15.4 million in the second quarter of 2001. The improvement in income from operations both before and after rationalisation charges primarily reflects the increase in the gross margin in the second quarter of 2002 compared to the same period in 2001.

EBITDA before rationalisation increased € 6.9 million (22.4%) to € 37.7 million in the second quarter of 2002 compared to EBITDA before rationalisation of € 30.8 million in the second quarter of 2001.

The following tables show income from operations by Division, before and after rationalisation and other charges.

	Income from operations before rationalisation and other charges			
Division	**2002 € million**	**2001 € million**	**Change € million**	**%**
Food	10.9	7.9	3.0	38%
Seafood	5.6	5.0	0.6	12%
DPF	5.2	4.1	1.1	27%
Impress USA	2.9	1.4	1.5	107%
Specialities	5.6	4.5	1.1	24%
Corporate costs	(5.8)	(7.3)	1.5	
Total	24.4	15.6	8.8	56%

	Income from operations after rationalisation and other charges			
Division	**2002 € million**	**2001 € million**	**Change € million**	**%**
Food	9.4	7.9	1.5	19%
Seafood	5.5	4.7	0.8	17%
DPF	5.0	4.1	0.9	22%
Impress USA	2.9	1.4	1.5	107%
Specialities	5.5	3.9	1.6	41%
Corporate costs	(5.9)	(6.6)	0.7	
Total	22.4	15.4	7.0	45%

See Note 7 – "Segmental information" of the Condensed Consolidated Financial Statements included within this on Form 6-K for additional information on the Group's segments.

Income from operations before rationalisation in the Food Division increased € 3.0 million (38%) to € 10.9 million in the second quarter of 2002 compared to € 7.9 million in the second quarter of 2001. This partly reflected the impact of higher sales, net of the reduction in the UK discussed above. It also reflected generally higher selling prices as 2002 annual price adjustments took effect, despite continuing aggressive price competition from certain regional competitors, and improved production efficiencies, following a major efficiency drive by divisional management. The benefits of recent rationalisation and cost saving projects also contributed strongly.

Food Division recognised net rationalisation charges of € 1.5 million (2001: € nil), principally with regard to the reorganisation of Ludres (€ 1.5 million) and transfer of end production from the Znojmo plant to Skrivany in the Czech Republic (€ 0.2 million) as discussed in Note 3 to the Condensed Consolidated Financial Statements – "Rationalisation". These charges were offset by the release of surplus provisions on completed programs.

Income from operations before rationalisation in the Seafood Division increased € 0.6 million (12%) to € 5.6 million in the second quarter of 2002, compared to € 5.0 million in the second quarter of 2001. The benefit of a reduction in average aluminium prices and other cost savings was partially offset by the effects of lower sales and an adverse sales mix compared to the second quarter of 2001. The Division recognised rationalisation charges of € 0.1 million in the second quarter of 2002 for the restructuring of the Japanese sales team (2001: € 0.3 million).

Income from operations before rationalisation in the DPF Division increased € 1.1 million (27%) to € 5.2 million in the second quarter of 2002, compared to € 4.1 million in the second quarter of 2001. This reflects continued robust performances in the United Kingdom and the Netherlands and significantly improved results from the previously underperforming operations in Germany, following a sustained effort over the last year to trim the customer portfolio, improve efficiencies and reduce operating costs. The Division recorded rationalisation charges of € 0.2 million in the second quarter of 2002, in connection with previously announced programmes (2001: € Nil).

Income from operations before rationalisation in the Impress USA Division increased € 1.5 million (107%) to € 2.9 million in the second quarter of 2002, compared to € 1.4 million in the second quarter of 2001. In 2001 this quarter was adversely affected by operational difficulties following restructuring by Heinz, resulting in closure of 2 of the 4 canneries supplied by the Group, as well as de-stocking by Heinz / Starkist and other customers. Increased stability this year has allowed improved focus on operating efficiencies and on new business development.

Income from operations before rationalisation in the Specialities Division increased € 1.1 million (24%) to € 5.6 million in the second quarter of 2002, compared to € 4.5 million in the second quarter of 2001. This continues the Division's recent history of strong performances and reflects the sales growth described above, due largely to more consistent quality and service following reorganisation in 2000, as well as the benefits of selective investment in upgrading the Division's technical capabilities and further reductions in the cost base.

Operating expenses before rationalisation in the Corporate Costs segment decreased € 1.5 million (20% reduction) to € 5.8 million in the second quarter of 2002, compared to € 7.3 million in the second quarter of 2001. This was primarily due to lower R&D and central MIS costs.

Net interest and other financial charges

Net interest and other financial charges decreased € 7.3 million (43%) to € 9.6 million in the second quarter of 2002 compared to € 16.9 million in the second quarter of 2001. A major factor underlying this reduced charge was a net unrealised foreign exchange gain on bank borrowings of € 5.2 million (2001: € 0.8 million unrealised foreign exchange loss).

Net interest and other financial charges included a charge of € 0.8 million for the amortisation of bond and bank finance arrangement fees (2001: € 0.6 million), as well as a charge of € 1.0 million (2001: € 0.9 million) to reflect the non-cash accretion of the discount on the Note.

Net interest payable decreased € 1.8 million to € 10.5 million in the second quarter of 2002 compared to € 12.3 million in the second quarter of 2001. The decrease in net interest payable principally reflects lower net indebtedness following the scheduled repayment and voluntary prepayment of senior term debt during 2001.

While lower interest rates have also contributed to the reduction in net interest payable in the second quarter of 2002, the Group's interest rate hedging obligations have prevented the full benefit of interest rate falls in 2002 compared to 2001 from flowing through to the Group. The Group is obligated under its credit agreements with its banks to hedge at least 75% of its bank debt against interest rate risk.

Taxation

Taxation for the second quarter of 2002 was a tax charge of € 3.9 million compared to a tax credit of € 0.7 million in the second quarter of 2001.

Minority Interest

Provisions for minority interests in the second quarter 2002 were a charge of € 0.3 million in the second quarter of 2002 compared to a charge of € 0.1 million in the second quarter of 2001.

These provisions represent the share of the results attributable to the 21% minority interest in the Group's operations in the Czech Republic as well as the share of the results attributable to the 1% minority interest in the Czech operations acquired as part of the Ferembal acquisition.

Net Income

The net income for the second quarter of 2002 was € 8.6 million compared to a net loss of € 0.9 million in the second quarter of 2001. This improvement in net income principally reflects the benefit of the increased gross margins discussed above.

2. Results of operations – Six months

Sales and earnings

Net sales for the Group in the first six months of 2002 at € 654.2 million were € 3.7 million (0.6%) lower than in the first six months of 2001 (€ 657.9 million).

Division	Net sales 2002 € million	Net sales 2001 € million	Increase (decrease) € million	%
Food	224.3	222.5	1.8	1%
Seafood	112.8	118.9	(6.1)	-5%
DPF	112.8	118.0	(5.2)	-4%
Impress USA	100.4	100.5	(0.1)	0%
Specialities	103.9	98.0	5.9	6%
Total	654.2	657.9	(3.7)	-1%

See Note 7 – "Segmental information" of the Condensed Consolidated Financial Statements included within this on Form 6-K for additional information on the Group's segments.

Food Division net sales increased € 1.8 million (1%) to € 224.3 million in the first six months of 2002 compared to € 222.5 million in the first six months of 2001. This overall increase reflects a more normal start to the fruit and vegetable harvest season compared to 2001, as well as modest improvements in average pricing in the second quarter 2002. The gain offset lower UK sales due to a decision to withdraw from less profitable pre-materials sales and the loss of a major customer following their conversion to DWI can technology, which Impress does not currently offer.

Seafood Division net sales decreased € 6.1 million (-5%) to € 112.8 million in the first six months of 2002 compared to € 118.9 million in the first six months of 2001. This was mainly due to reduced sales to a weak Japanese market, owing to both weak final demand and the transfer of some filling activities from Japan to other locations, and lower sales in Germany, where the first half of 2001 had benefited from strong consumer demand for seafood due to BSE concerns. Sales of the new Bowl and Easy Peel products continued to grow strongly.

DPF Division net sales decreased € 5.2 million (-4%) to € 112.8 million in the first six months of 2002, compared to € 118.0 million in the first six months of 2001. This partly reflects the impact of rationalisation of the customer portfolio, begun last year, which contributed to lower first quarter 2002 sales, relative to strong sales in the first quarter 2001. Increased sales in other areas, notably a robust performance in the UK market and a pick up in the German retail market, then compensated for this effect in the second quarter 2002, which was flat year on year. However the German construction industry remains depressed. New business initiatives continue.

Impress USA sales were virtually unchanged at € 100.4 million in the first six months of 2002, compared to € 100.5 million in the first six months of 2001. Net sales for the first quarter of 2001 included a one-off credit of € 1.8 million relating to 2000. Allowing for this, net sales increased € 1.7 million (2%). The increase was driven by sales to Heinz, who took unexpectedly large volumes, especially in the first quarter of 2002, compared to 2001, when they were in the process of reducing excess stocks and restructuring their canneries. The Division's efforts to develop business with new customers are producing some promising opportunities.

Specialities Division sales increased by € 5.9 million to € 103.9 million in the first six months of 2002, compared to € 98.0 million in the first six months of 2001. This 6% sales increase continues this division's recent history of strong performances, particularly in the growing aerosol can market, where Impress is a recognised service and quality leader. Sales of cans for dried milk and other food powders also remain robust. The Division continues to win new business and also benefits from the growth in sales at leading customers.

Cost of goods sold

Cost of goods sold for the Group decreased € 5.1 million (0.9%) in the first six months of 2002 to € 556.1 million, compared to cost of goods sold of € 561.2 million in the first six months of 2001. Gross margin at 15.0% of sales in the first six months of 2002 was higher than in the first six months of 2001 (14.7%, or 14.5% excluding the € 1.8 million US credit in the first six months of 2001 referred to above).

Whereas gross margin in the first quarter 2002 was again lower than in the corresponding quarter last year, following the severe margin squeeze experienced from the second quarter 2001, this long-standing trend reversed in the second quarter 2002 (see above). The overall increase in the gross margin in the half year then reflects the benefits of the Group's continuing efficiency and cost reduction programmes as well as increased average prices from the second quarter of 2002, slightly exceeding higher metal, wage and other input cost factors.

Selling, general and administrative expenses

Selling, general and administrative expenses for the Group increased by € 0.5 million (1.7%) to € 30.2 million in the first six months of 2002, compared to € 29.7 million in the first six months of 2001, representing 4.6% of consolidated net sales (2001: 4.5%). In large part this reflects an increase in SG&A costs in the United States, where management resources have been substantially strengthened compared to 2001 (€ 0.9 million), offset by cost reduction efforts.

Depreciation and amortisation

Depreciation and amortisation for the Group decreased € 3.2 million (10.7%) to € 26.7 million in the first six months of 2002, compared to € 29.9 million in the first six months of 2001 primarily due to there being no goodwill amortisation within the 2002 charge - see Note 8 to the Condensed Consolidated Financial Statements – "Implementation of new accounting pronouncements". Depreciation and amortisation of tangible and intangible fixed assets amounted to € 26.7 million (2001: € 27.0 million) and amortisation of goodwill amounted to € Nil (2001: € 2.9 million).

Research and development expenses

Reflecting the Group's continuing investment in new products and processes, research and development expenses were € 3.3 million in the first six months of 2002 compared to € 4.8 million in the first six months of 2001.

The charge for 2002 is net of costs of € 1.3 million incurred in relation to capital projects and therefore capitalised in the related asset cost. This accounts for the decrease in the income statement charge compared to 2001. Research and development charges represented 0.5% of net sales (2001: 0.7%).

Rationalisation and other charges

The rationalisation charge recognised in the first six months of 2002 of € 5.5 million relates primarily to charges for the closure of the Group's plant at Lucca, Italy (€ 1.2 million), the downsizing of Grantham, United Kingdom (€ 1.7 million), the reorganisation of Ludres, France (€ 1.5 million), the rationalisation of activities between Znojmo and Skrivany in the Czech Republic (€ 0.2 million), and rationalisation of the Japanese sales team (€ 0.1 million). There were rationalisation charges of € 0.2 million in the first six months of 2001.

Other costs and operating income and expenses

The net gain of € 0.7 million on this caption in the first six month of 2002 reflects the net gains on asset disposals, foreign exchange effects on operating items and other costs. Foreign exchange effects include a € 0.5 million benefit arising from discontinued sales cash flow hedging where it is no longer considered probable that the anticipated sales being covered will occur.

The net loss of € 0.4 million on this caption in the first six months of 2001 relates to foreign currency losses on operating items, offset by gains on the disposal of fixed assets.

Income from operations

Excluding the € 1.8 million prior year credit in the United States in the first six months of 2001 referred to above, income from operations before rationalisation charges increased approximately € 8.5 million (28%), to € 38.6 million in the first six months of 2002, compared to € 30.1 million in the first six months of 2001, representing 5.9% of net sales (2001: 4.6%). Including this credit, income from operations before rationalisation charges increased € 6.7 million (21%). After rationalisation charges and including the prior year credit, income from operations increased € 1.4 million to € 33.1 million in the first six months of 2002, compared to income from operations of € 31.7 million in the first six months of 2001.

EBITDA before rationalisation increased by € 5.3 million (9%) to € 65.3 million in the first six months of 2002, compared to EBITDA before rationalisation of € 60.0 million, excluding the prior year credit. in the first six months of 2001 (€ 61.8 million including the prior year credit).

The following tables show income from operations by Division, before and after rationalisation costs, including the € 1.8 million prior year credit in the United States in the first six months of 2001:

Income from operations before rationalisation and other charges

Division	**2002 € million**	**2001 € million**	**Change € million**	**%**
Food	16.6	14.4	2.2	15%
Seafood	9.7	8.8	0.9	10%
DPF	8.4	9.1	(0.7)	-8%
Impress USA*	4.1	5.0	(0.9)	-18%
Specialities	11.1	8.0	3.1	39%
Corporate costs	(11.3)	(13.4)	2.1	
Total	38.6	31.9	6.7	21%

**Income for 2001 includes a € 1.8 million credit re the prior year - see the Impress USA Division discussion below*

Division	Income from operations after rationalisation and other charges 2002 € million	2001 € million	Change € million	%
Food	12.0	14.4	(2.4)	-17%
Seafood	9.6	8.5	1.1	13%
DPF	8.0	9.1	(1.1)	-12%
Impress USA*	4.1	5.0	(0.9)	-18%
Specialities	11.0	7.4	3.6	49%
Corporate costs	(11.6)	(12.7)	1.1	
Total	33.1	31.7	1.4	4%

**Income for 2001 includes a € 1.8 million credit re the prior year - see the Impress USA Division discussion below*

See Note 7 – "Segmental information" of the Condensed Consolidated Financial Statements included within this on Form 6-K for additional information on the Group's segments.

Income from operations before rationalisation in the Food Division increased € 2.2 million (15%), to € 16.6 million in the first six months of 2002 compared to € 14.4 million in the first six months of 2001. This reflected the impact of the improved gross margins, including the impact of generally higher selling prices as 2002 annual price adjustments took effect from the second quarter, as well as improved production efficiencies, following a major efficiency drive by divisional management. The benefits of recent rationalisation and cost saving projects also contributed.

The Division recognised rationalisation charges of € 4.6 million, principally with regard to the closure of Lucca, the downsizing of Grantham, the re-organisation of Ludres and production transfers in the Czech republic as discussed in Note 3 to the Condensed Consolidated Financial Statements – "Rationalisation" (2001: € nil).

Income from operations before rationalisation in the Seafood Division increased € 0.9 million (10%) to € 9.7 million in the first six months of 2002, compared to € 8.8 million in the first six months of 2001. A reduction in average aluminium prices and other cost savings were partially offset by the effects of lower sales and an adverse sales mix, compared to the first six months of 2001. This Division recognised rationalisation charges of € 0.1 million in the first six months of 2002 (2001: € 0.3 million).

Income from operations before rationalisation in the DPF Division decreased € 0.7 million (-8%) to € 8.4 million in the first six months of 2002 compared to € 9.1 million in the first six months of 2001. The significant second quarter improvement in results marked a sharp reversal of the year-on-year declines seen up until the first quarter. This reflects continued robust performances in the United Kingdom and the Netherlands and significantly improved results from the previously underperforming operations in Germany, following a sustained effort over the last year to trim the customer portfolio, improve efficiencies and reduce operating costs. This Division recognised rationalisation charges of € 0.4 million in the first six months of 2002 (2001: € Nil).

Income from operations before rationalisation in the Impress USA Division decreased € 0.9 million to € 4.1 million in the first six months of 2002 compared to € 5.0 million in the first six months of 2001. The first six months of 2001 included volume shortfall adjustments for 2000 under the Group's long term supply agreement with Heinz of € 1.8 million, carried over to 2001 to meet revenue recognition requirements. Net of this income, income from operations before rationalisation increased € 0.9 million (28%) to € 4.2 million in 2002 from € 3.2 million in 2001. This reflected an improved operational performance compared to the prior year period, which was adversely affected by operational difficulties following restructuring by Heinz, resulting in closure of 2 of the 4 canneries supplied by the Group, as well as de-stocking by Heinz / StarKist and other customers. Increased stability this year has allowed improved focus on operating efficiencies and on new business development.

Income from operations before rationalisation in the Specialities Division increased € 3.1 million (39%) to € 11.1 million in the first six months of 2002, compared to € 8.0 million in the first six months of 2001. This continues the Division's recent history of strong performances and reflects the sales growth described above, due largely to more consistent quality and service following reorganisation in 2000, as well as the benefits of selective investment in upgrading the Division's technical capabilities and further reductions in the cost base.

Operating expenses before rationalisation in the Corporate Costs segment decreased € 2.1 million to € 11.3 million in the first six months of 2002 compared to € 13.4 million in the first six months of 2001. This was largely due to lower R&D and central MIS costs. This segment recognised rationalisation charges of € 0.3 million in the first six months of 2002 (2001: a credit of € 0.7 million).

Net interest and other financial charges

Net interest and other financial charges decreased € 9.8 million (30.%) to € 22.5 million in the first six months of 2002 compared to € 32.3 million in the first six months of 2001.

A major factor underlying this 'swing' in the charge was a net unrealised foreign exchange gain on bank borrowings of € 4.8 million (2001: € 4.5 million unrealised foreign exchange loss).

Net interest and other financial charges included a charge of € 1.6 million for the amortisation of bond and bank finance arrangement fees (2001: € 1.1 million) as well as a charge of € 1.9 million (2001: € 1.8 million) to reflect the non-cash accretion of the discount on the Note.

Net interest payable decreased € 3.1 million to € 20.9 million in the first six months of 2002 compared to € 24.0 million in the first six months of 2001. The decrease in net interest principally reflects lower net indebtedness following the scheduled repayment and voluntary prepayment of senior term debt during 2001.

While lower interest rates have also contributed to the reduction in net interest payable in the first six months of 2002, the Group's interest rate hedging obligations have prevented the full benefit of interest rate falls in 2002 compared to 2001 from flowing through to the Group. The Group is obligated under its credit agreements with its banks to hedge at least 75% of its bank debt against interest rate risk.

Taxation

Taxation for the first six months of 2002 was a tax charge of € 3.5 million compared to a tax credit of € 0.3 million in the first six months of 2001. The increased charge reflects the increase in income from operations and the reduction in net interest payable.

Minority Interest

Provisions for minority interests in the first six months 2002 were a net credit of € 0.2 million compared to € 0.1 in the first six months of 2001.

These provisions represent the share of the results attributable to the 21% minority interest in the Group's operations in the Czech Republic as well as the share of the results attributable to the 1% minority interest in the Czech operations acquired as part of the Ferembal acquisition.

Net Income

The net income for the first six months of 2002 was € 6.9 million compared to a net loss of € 0.4 million in the first six months of 2001. The net income in the first six months of 2002 principally reflects the post tax impact of the increase in income from operations and the decrease in net financial expenses.

3. Liquidity and capital resources

The Group's principal liquidity requirements over the next several years are expected to consist of funds required for the following:

- to fund working capital requirements;
- to fund scheduled annual principal payments of the amortising senior term loans under the August 14, 2000 Credit Agreement of € 24.5 million in 2002 (net of the December 2001 € 12.0 million prepayment) rising incrementally thereafter to a maximum of € 66.4 million in 2004.
- to fund the interest costs on servicing the Group's debt;
- to fund capital expenditure,
- to fund expenditures relating to rationalisation programs; and
- to fund taxation arising in various European jurisdictions.

The Group believes that cash generated from operations and funds available from revolving loan borrowings under the Group's credit agreements will be sufficient to meet the Group's expected liquidity requirements in the foreseeable future.

Borrowings

Short term debt as at June 30, 2002 was € 45.8 million (June 30, 2001: € 45.7 million). The Group has available to it a € 80.0 million (2001: € 80.0 million) Revolving Credit Facility available to fund, primarily, seasonal working capital needs. Use of this facility varies seasonally: in the winter months it is less heavily used but in the peak third quarter it is mainly or heavily used. At June 30, 2002 drawings under this facility amounted to € 45.0 million (June 30, 2001: € 43.3 million), with other short term borrowings amounting to € 0.8 million (June 30, 2001: € 2.4 million).

Bank guarantees have been established under the Revolving Credit Facility, utilising a further € 2.3 million of the facility's capacity as at June 30, 2002 (June 30, 2001: € 6.1 million).

At June 30, 2002, in the midst of the seasonal investment in net working capital , the Group had cash and cash equivalents of € 54.3 million (June 30, 2001: € 37.0 million). The net short term position, i.e. cash and cash equivalents net of borrowings under the Revolving Credit Facility and other short term borrowings was a net cash position of € 8.5 million at June 30, 2002 (June 30, 2001: € 8.7 million net borrowing).

At June 30, 2002, the Group had € 525.3 million outstanding in long-term borrowings, of which € 45.7 million is due within one year. The Group's next scheduled repayment of long term debt under the August 14, 2000 Credit Agreement is € 17.6 million, which falls due on December 31, 2002.

Certain provisions of the August 14, 2000 Credit Agreement and the indenture governing the Senior Notes require prepayment of the debt in certain circumstances including out of the proceeds of material disposals and out of excess cash flow as described in the August 14, 2000 Credit Agreements and the Senior Notes, respectively. Except for the mandatory repayment of debt out of insurance proceeds in June 2002 (see Note 5 – Borrowings to the Condensed Consolidated Financial Statements – "Mandatory repayment") no event to cause these provisions to become effective has occurred during the first six months of 2002.

As at June 30, 2002, and applying the amendments per the Amendment and Consent Letter of November 2001 to the August 14, 2000 Credit Agreement, the Group was in compliance with all financial and operating covenants contained in the instruments and agreements governing its indebtedness. The amendment to the August 14, 2000 Credit Agreement has been discussed in more detail in Note 5 to the Condensed Consolidated Financial Statements – "Borrowings".

Working capital
The release of cash through a further reduction of the Group's investment in trade working capital remains a key area of management focus. Major effort has been invested in recent quarters in improvements to the organisation of the supply chain, cash management by the Group's Shared Service Centre in the Netherlands, and the supporting information systems.

Net trade working capital reduced by € 25.6 million (9%) to € 248.4 million as at June 30, 2002, compared to € 274.0 million as at June 30, 2001. Despite the additional working capital acquired with Heinz' US plants, trade working capital as at June 30, 2001 was itself € 41.9 million lower than as at June 30, 2000, for a 2-year reduction of € 67.5 million (20%).

This was the sixth consecutive quarter of year-on-year reductions in trade working capital. In terms of the number of days sales invested in trade working capital for the Group as a whole, on the basis of the last three months of sales, this has decreased to 68 days as at June 30, 2002, compared to 77 days as at June 30, 2001 and 98 days sales as at June 30, 2000.

The seasonal impact of activity however resulted in a € 50.8 million increase in trade working capital since the beginning of the year (2001: € 33.7 million). This was made up of a € 42.5 million increase (2001: € 47.3 million increase) in accounts and notes receivable and a € 29.7 million increase in inventories (2001: € 17.3 million increase), as well as a € 21.4 million increase (2001: € 30.9 million increase) in trade payables.

This increase in trade working capital during the first six months of 2002 reflects the typical working capital cycle of the business, which, traditionally, has the lowest investment in working capital at the end of December. Reflecting the seasonal nature of part of the Group's sales, the investment in working capital typically builds during the first three quarters of the year and then unwinds in the last quarter.

Cash Flow from Operations
In the six months ended June 30, 2002, despite the seasonal increase in trade working capital the Group had net cash inflows from operations of € 3.6 million (2001: € 25.7 million outflow).

Capital expenditure
Capital expenditure in the six months ended June 30, 2002 amounted to € 20.5 million compared to € 15.7 million in the first six months of 2001.

Hedging
The Group generally hedges the majority of its future aluminium requirements. Such cover is usually taken for between six to twelve months. The Group hedges its U.S. dollar aluminium purchase price through the use of futures contracts on the London Metal Exchange.

As the aluminium purchases and the related aluminium hedging instruments are denominated in U.S. dollars the Group incurs currency risk on these transactions. The other primary source of currency transaction risk arises from the Group's receipt of revenues from certain sales agreements denominated in currencies other than the Euro but fulfilled from facilities in Euro participating states.

The Group hedges a portion of its U.S. dollar cash out flows arising on anticipated and committed aluminium purchases through the use of forward foreign exchange contracts. U.S. dollar cash flows generated by the US operations acquired in 2000 will however increasingly provide a natural cash flow hedge and reduce the need for the use of hedging derivative instruments.

Multi year supply contracts entered into in 1999 and 2000 have generated significant British pound sales revenues supplied from facilities based in Euro participating territories. These revenue flows will continue though 2002. The Group has hedged a portion of these revenue flows. The Group also hedges its exposure on exports to Japan from Europe denominated in Japanese Yen

The Group has entered into interest rate hedging arrangements for the purposes of reducing its exposure to adverse fluctuations in interest rates. See Note 5, "Borrowings" to the Condensed Consolidated Financial Statements – "Interest rate hedging arrangements".

As at June 30, 2002 there had been no material change in the market risks faced by the Group since the end of the fiscal year ended December 31, 2001 and described in the Group's 2001 Annual Report on Form 20-F.

Equity

The Group implemented SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" with effect from January 1. 2001. As a consequence of this change in accounting principles, the Group saw a € 7.2 million reduction in other shareholders' equity as transition adjustments, net of tax benefits, were recognised in other comprehensive income with regard to aluminium and interest rate cash flow hedges. Changes in the fair value of financial instruments during 2001 that fell to be taken to equity gave rise to a further € 2.4 million reduction in shareholders' equity, net of tax benefits, a total reduction of € 9.6 million in that year. Changes in the fair value of financial instruments during the first six months of 2002 have given rise to a € 3.2 million increase in shareholders' equity, net of tax benefits.

The actual amount that will be reclassified to the income statement in the same period as the hedged cash flows impact upon the income statement may vary from this amount as a result of future changes in market conditions in the intervening period.

A significant portion of the net reduction in equity discussed above relates to the financial instruments the Group has put in place to hedge interest rate risk. Under the terms of its credit agreements with its banks, the Group is required to hedge the interest rate risk on at least 75% of the principal amount of its bank borrowings. When falling due to be taken to the income statement, the impact of these hedging instruments would be offsetting the impact of reduced interest rates on the interest charged on the Group's debt.

4. Recent accounting pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities"* ("the standard"). The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity.

Previous accounting guidance was provided by EITF Issue No. 94-3, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."* The standard replaces Issue 94-3.

Management are assessing the implications of the standard which is due to be implemented by the Group commencing January 1, 2003. The key change is the new standard's focus on the point liabilities are incurred as opposed to committed to under the previous guidance. Impress' initial assessment is therefore that the major impact will be on the timing of the recognition of costs associated with exit or disposal activities, with costs recognized later than under current rules.

5. Heinz / Del Monte announcement

On June 13, 2002 Heinz and the Del Monte Corporation ("Del Monte") announced a transaction whereby Heinz would spin off a number of United States and North American businesses and merge them with Del Monte, resulting in a new enlarged Del Monte group ("new Del Monte") . The businesses Heinz intends to spin off include the North American Starkist Tuna and Petfood operations served by Impress in the United States under the 10 year supply agreement entered into in August 2000 when Impress acquired the Heinz can-making assets in the United States.

Heinz and Del Monte shareholders will own approximately 74.5% and 25.5% respectively of the new Del Monte. The board of directors for the new Del Monte will have nine members, with six members initially nominated by Heinz and three by Del Monte. The transaction is intended to close by the end of 2002.

The sale of all or part of the Heinz businesses served by Impress in the United States under the long term supply agreement was allowed for under that agreement, and Heinz is entitled to assign its rights and obligations for the facilities concerned as a whole provided new Del Monte accepts them as a whole i.e. Impress' position remains secure under the contract.

The effect would be that the new Del Monte would replace Heinz under the same terms and conditions for the remaining 8 years of the long term supply agreement, and would become the Group's largest customer on a pro forma basis. Impress would continue to deal primarily with Starkist's operational management which will remain based in Pittsburgh.

Following this transaction, Heinz would become the Group's second largest customer through Impress' supply to Heinz' UK Grocery and European Seafood divisions (including the Seychelles).

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

IMPRESS HOLDINGS B.V.

By: ______________________
Name: J. Geake
Title: Chief Financial Officer

Date: August 12, 2002